Schering AG signs research and development agreement with MorphoSys AG
Berlin, Germany, December 20, 2001 - Schering AG (FSE: SCH, NYSE:
SHR) and MorphoSys AG, Martinsried (Neuer Markt: MOR) signed an agreement on December 19, 2001 to jointly develop antibody therapeutics and in-vivo diagnostics.
Both companies plan to combine their resources over the next three years to exclusively develop a minimum of five therapeutic and several in-vivo diagnostics antibody projects, which are intended to commence immediately. Furthermore, the two partners will jointly research to identify additional potential therapeutic and diagnostic targets emerging from Schering AG's genomics programme. For the duration of the collaboration term, Schering
AG will gain exclusive access to the MorphoSys technologies for in-vivo diagnostics development projects.

"The collaboration with MorphoSys adds an important element to our enabling technology platforms," said Professor Bjoern Wallmark, Head of Corporate Research at Schering AG. "It will provide a complement to our established processes in the area of lead compound discovery and thereby enable us to rapidly enter antibody based therapies. The access to the proprietary technology of MorphoSys will provide us with an opportunity in promising new drug discovery".
Under the terms of the agreement Schering will take a 10% equity in MorphoSys which will also receive annual license fees and R&D funding over the three-year collaboration term.
Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG, commented, "We are delighted to have established such a broad and strategic relationship with Schering. This partnership represents MorphoSys with an exciting and unique opportunity to further develop antibody-based therapeutics and venture into an area new for us, in-vivo diagnostics, with a leading partner in the industry. MorphoSys remains committed to developing antibody therapeutics for its partners and itself, and this deal represents a cornerstone in that effort."

ENDIT

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control
& Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL(R)) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing and research collaborations with Bayer AG (Berkeley, California/USA),
Biogen Inc. (Cambridge, Massachusetts/USA), Centocor Inc.
(Malvern, Pennsylvania/USA), DuPont Pharmaceuticals Inc. (Wilmington, Delaware/USA), Eos Biotechnology Inc. (San Francisco, California/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La
Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Millennium Inc. (Cambridge, Mass/USA),
Oridis Biomed GmbH (Graz/Austria) and ProChon Biotech Ltd.
(Rehovot/Israel).

An electronic version of this news release - as well as additional information about Schering AG or MorphoSys - is available at http://www.schering.de/eng or http://www.morphosys.com/

Berlin, Germany, December 20, 2001
Schering AG
Corporate Communication
For further information please contact:
at Schering AG:

Oliver Renner - Business and Financial Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de

Dr Claudia Schmitt - Pharma Communication:
Tel.: +49-30-468 158 05;
Fax: +49-30-468 167 10;
eMail: claudia.schmitt@schering.de

at MorphoSys AG:

Dave Lemus; Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5309
Investors@morphosys.com